No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal third quarter ended December 31, 2021 with Financial Services Agency in Japan.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 25, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

December 31, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Part I. Corporate Information

Section 1. Corporate Overview

1. History of Changes in Major Business Indices

Fiscal Year		97th for the nine months (three months) ended December 31, 2020	98th for the nine months (three months) ended December 31, 2021	Previous fiscal year (97th)
Accounting Period		From April 1, 2020 to December 31, 2020	From April 1, 2021 to December 31, 2021	From April 1, 2020 to March 31, 2021
Sales revenue	(Millions of yen)	9,546,713 (3,771,569)	10,677,013 (3,688,785)	13,170,519
Profit before income taxes	(Millions of yen)	658,707	845,238	914,053
Profit for the period (year) attributable to owners of the parent	(Millions of yen)	444,102 (284,051)	582,169 (192,960)	657,425
Comprehensive income for the period (year) attributable to owners of the parent	(Millions of yen)	394,202	918,110	1,214,757
Equity attributable to owners of the parent	(Millions of yen)	8,306,603	9,770,862	9,082,306
Total assets	(Millions of yen)	20,780,203	22,249,779	21,921,030
Basic earnings per share attributable to owners of the parent	(Yen)	257.21 (164.51)	337.92 (112.42)	380.75
Diluted earnings per share attributable to owners of the parent	(Yen)	257.21	337.92	380.75
Ratio of Honda Motor Co., Ltd. shareholders’ equity	(%)	40.0	43.9	41.4
Cash flows from operating activities	(Millions of yen)	826,192	947,804	1,072,379
Cash flows used in investing activities	(Millions of yen)	(663,676)	(381,779)	(796,881)
Cash flows from (used in) financing activities	(Millions of yen)	81,511	(692,138)	(283,980)
Cash and cash equivalents at end of period (year)	(Millions of yen)	2,873,289	2,690,451	2,758,020

*1

The above indicators are based on the condensed consolidated interim financial statements and consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

*2	As the Company has prepared the condensed consolidated interim financial statements, the History of Changes in Major Business Indices of the reporting entity is not provided.
*3	Sales revenue does not include consumption taxes.

2. Overview of Business

There have been no material changes to the business of the Company, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method for the nine months ended December 31, 2021. Honda of the U.K. Manufacturing Ltd. and Honda Turkiye A.S. ceased production of automobiles for the three months ended September 30, 2021.

In addition, changes in major consolidated subsidiaries for the nine months ended December 31, 2021 are as follows:

Motorcycle Business, Automobile Business, Life Creation and Other Businesses

American Honda Motor Co., Inc. integrated certain functions of Honda R&D Americas, Inc. for the three months ended June 30, 2021.

Automobile Business

Honda of America Mfg., Inc. merged with Honda Manufacturing of Alabama, LLC, Honda Manufacturing of Indiana, LLC, Honda Transmission Mfg. of America, Inc., Honda R&D Americas, Inc. and three other companies and changed its name to “Honda Development and Manufacturing of America, LLC” for the three months ended June 30, 2021.

Section 2. Business

1. Risk Factors

There were no new material matters to the risk factors for the nine months ended December 31, 2021.

In addition, there were no material changes to the risk factors described in the annual securities report for the previous fiscal year for the nine months ended December 31, 2021.

2. Management’s Analysis of Financial Position, Results of Operations and Cash Flows

(1) Financial Results

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has continued to be on a recovery track, it has still continued to affect Honda’s consolidated financial results for the nine months ended December 31, 2021.

Resulting from travel restriction measures in certain countries or regions, the production activities of some of Honda’s production bases were also affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. However, there is no significant impact on Honda’s consolidated financial results for the nine months ended December 31, 2021.

Honda’s consolidated sales revenue for the nine months ended December 31, 2021 increased by 11.8%, to ¥10,677.0 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business and Financial services business operations as well as positive foreign currency translation effects. Operating profit increased by 50.3%, to ¥671.6 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix as well as decreased selling, general and administrative expenses. Profit before income taxes increased by 28.3%, to ¥845.2 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 31.1%, to ¥582.1 billion from the same period last year.

Business Segments

Motorcycle Business

For the nine months ended December 31, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021			Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021
			Change	%			Change	%
Motorcycle Business	10,591	12,775	2,184	20.6	7,263	7,964	701	9.7
Japan	155	180	25	16.1	155	180	25	16.1
North America	240	332	92	38.3	240	332	92	38.3
Europe	159	240	81	50.9	159	240	81	50.9
Asia	9,257	10,902	1,645	17.8	5,929	6,091	162	2.7
Other Regions	780	1,121	341	43.7	780	1,121	341	43.7

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 27.3%, to ¥1,602.0 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 52.5%, to ¥232.3 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Automobile Business

For the nine months ended December 31, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021			Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021
			Change	%			Change	%
Automobile Business	3,425	3,000	(425)	(12.4)	1,899	1,792	(107)	(5.6)
Japan	418	385	(33)	(7.9)	366	335	(31)	(8.5)
North America	1,098	978	(120)	(10.9)	1,098	978	(120)	(10.9)
Europe	77	76	(1)	(1.3)	77	76	(1)	(1.3)
Asia	1,741	1,465	(276)	(15.9)	267	307	40	15.0
Other Regions	91	96	5	5.5	91	96	5	5.5

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 7.4%, to ¥6,668.6 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased consolidated unit sales. Operating profit increased by 258.3%, to ¥188.5 billion from the same period last year, due mainly to decreased selling, general and administrative expenses.

Financial Services Business

Sales revenue from external customers increased by 14.1%, to ¥2,114.3 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit increased by 3.0%, to ¥258.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Life Creation and Other Businesses

For the nine months ended December 31, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021
			Change	%
Life Creation Business	3,855	4,500	645	16.7
Japan	233	266	33	14.2
North America	1,815	2,092	277	15.3
Europe	567	762	195	34.4
Asia	1,012	1,073	61	6.0
Other Regions	228	307	79	34.6

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 28.5%, to ¥291.9 billion from the same period last year, due mainly to increased consolidated unit sales in Life creation business. Operating loss was ¥7.4 billion, an improvement of ¥1.1 billion from the same period last year, due mainly to decreased operating costs in Other businesses. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥23.6 billion, an improvement of ¥0.8 billion from the same period last year.

(2) Cash Flows

Consolidated cash and cash equivalents on December 31, 2021 decreased by ¥67.5 billion from March 31, 2021, to ¥2,690.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to ¥947.8 billion of cash inflows. Cash inflows from operating activities increased by ¥121.6 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Cash flows from investing activities

Net cash used in investing activities amounted to ¥381.7 billion of cash outflows. Cash outflows from investing activities decreased by ¥281.8 billion from the same period last year, due mainly to decreased payments for acquisitions of investments accounted for using the equity method as well as increased proceeds from sales and redemptions of other financial assets.

Cash flows from financing activities

Net cash used in financing activities amounted to ¥692.1 billion of cash outflows. Cash outflows from financing activities increased by ¥773.6 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

(3) Research and Development Activities

R&D expenditures at Honda and its consolidated subsidiaries and R&D expenses recognized in the Condensed Consolidated Interim Statements of Income for the nine months ended December 31, 2021, are ¥568.7 billion and ¥563.3 billion, respectively.

The changes in research and development activities by Honda and its subsidiaries for the nine months ended December 31, 2021 are as follows:

American Honda Motor Co., Inc., our consolidated subsidiaries in the United States, made organizational changes to its automobile manufacturing-related companies and automobile development function in the United States on April 1, 2021. As a result of these changes, Honda R&D Americas, Inc. and Honda Engineering North America, Inc. were merged into Honda Development and Manufacturing of America, LLC. Additionally, in the motorcycle operations, Honda of South Carolina Mfg., Inc., which is responsible for manufacturing powersports products (PSPs), including ATV and side-by-side products, and the PSPs development function of Honda R&D Americas, Inc. were merged into the PSPs division of American Honda Motor Co., Inc. These organizational changes will advance integrated operations in all areas of sales, manufacturing, development and procurement, and strengthen our business structure in North America to respond more quickly to the needs of our customers and the market in light of the rapidly changing market environment.

(4) Unit Production and Sales

Unit production in Honda and its subsidiaries for the nine months ended December 31, 2021 in Life creation business increased significantly from the same period last year. The increased unit production in Life creation business was due to suspended or reduced production in Honda’s production bases in Japan and overseas resulted from the spread of COVID-19 in the same period last year.

3. Material Contracts

Honda and its consolidated subsidiaries have not executed any agreements that are material for operations for the three months ended December 31, 2021.

Section 3. Information on the Company

1. Share Information

(1) Total Number of Shares and Issued Shares

(i) Total number of shares

Class	Total number of authorized shares (shares)
Common stock	7,086,000,000

Total	7,086,000,000

(ii) Issued shares

Class	Number of issued shares at the end of FY2022 3rd Quarter (shares) (December 31, 2021)	Number of issued shares as of the date of this report (shares) (February 10, 2022)	Financial instruments exchange on which the shares are listed or authorized financial instruments dealers association with which shares are registered	Description
Common stock	1,811,428,430	1,811,428,430	Securities exchanges in Tokyo, New York	Share units: 100 shares

Total	1,811,428,430	1,811,428,430	—	—

*	The Company is listed on the first section of the Tokyo Stock Exchange and on the New York Stock Exchange under ADRs (American Depositary Receipts).

(2) Status of Stock Options

(i) Details of stock option plan

Not applicable.

(ii) Status of other stock options, etc.

Not applicable.

(3) Status of Exercises, etc. of Moving Strike Convertible Bonds, etc.

Not applicable.

(4) Changes in Total Number of Issued Shares, Stated Capital, etc.

Date	Increase or decrease in total number of issued shares (1,000 shares)	Balance of total number of issued shares (1,000 shares)	Increase or decrease in stated capital in value (millions of yen)	Balance of stated capital (millions of yen)	Increase or decrease in capital reserve in value (millions of yen)	Balance of capital reserve (millions of yen)
December 31, 2021	—	1,811,428	—	86,067	—	170,313

(5) Status of Major Shareholders

As this quarter is the third quarter, there is nothing to report.

(6) Status of Voting Rights

Since Honda is unable to confirm the details entered in the shareholders register, the status of voting rights as of the end of the quarter ended December 31, 2021 is provided based on the shareholders register as of the immediately preceding reference date (September 30, 2021).

(i) Issued shares

As of September 30, 2021

Category	Number of shares (shares)		Number of voting rights (votes)	Description
Non-voting shares		—	—	—
Shares with restricted voting rights (treasury stock, etc.)		—	—	—
Shares with restricted voting rights (other)		—	—	—
Shares with voting rights (treasury stock, etc.)	(Treasury stock) Common stock	81,788,800	—	Share units: 100 shares
	(Cross holding shares) Common stock	13,365,400	—	Same as above
Shares with voting rights (other)	Common stock	1,715,915,300	17,159,153	Same as above
Shares less than one unit	Common stock	358,930	—	—

Total number of issued shares		1,811,428,430	—	—

Voting rights of all shareholders		—	17,159,153	—

*1

The common stock in the “Shares with voting rights (other)” includes 1,080,300 shares (10,803 voting rights) of the Company’s stock held by the “BIP (Board Incentive Plan) trust” (a “BIP Trust”) and 2,500 shares (25 voting rights) held in the name of Japan Securities Depository Center, Inc.

*2	The common stock in the “Shares less than one unit” includes 78 shares of treasury stock held by the Company and 38 shares of the Company’s stock held by the BIP Trust.

(ii) Treasury stock, etc.

As of September 30, 2021

Name of shareholder	Address of shareholder	Number of shares held in own name (shares)	Number of shares held in others’ names (shares)	Total number of shares held (shares)	Shareholding ratio (%)
Honda Motor Co., Ltd.	1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo	81,788,800	—	81,788,800	4.52
Hitachi Astemo, Ltd.	2520 Takaba, Hitachinaka-shi, Ibaraki	7,506,400	—	7,506,400	0.41
Musashi Seimitsu Industry Co., Ltd.	39-5 Daizen, Ueta-cho, Toyohashi-shi, Aichi	799,300	626,400	1,425,700	0.08
Yamada Manufacturing Co., Ltd.	2757, Hirosawa-cho 1-chome, Kiryu-shi, Gunma	1,200,000	102,900	1,302,900	0.07
STEEL CENTER CO., LTD.	6-2, Uchi-Kanda 3-chome, Chiyoda-ku, Tokyo	660,000	626,400	1,286,400	0.07
G-TEKT CORPORATION	11-20, Sakuragi-cho 1-chome, Omiya-ku, Saitama-shi, Saitama	478,000	631,600	1,109,600	0.06
AIKITEC Co., Ltd.	1-1, Sakaehigashi, Morioka, Higashiura-cho, Chita-gun, Aichi	421,600	131,900	553,500	0.03
YANAGAWA SEIKI CO., LTD.	16-3, Miyanishi-cho 1-chome, Fuchu-shi, Tokyo	131,700	35,900	167,600	0.01
Honda Cars HAKATA	391-1 Kawasaki, Kawasaki-machi, Tagawa-gun, Fukuoka	12,300	—	12,300	0.00
Sogo Jimu Service Co., Ltd.	1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo	1,000	—	1,000	0.00

Total	—	92,999,100	2,155,100	95,154,200	5.25

*1

The shares included in “Number of shares held in others’ names” of Musashi Seimitsu Industry Co., Ltd. and 5 other companies represent those held by a corporate shareholding association which name is “Honda Torihikisaki Kigyo Mochikabukai” and the address is “1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo”.

*2	The number of shares held in own name and number of shares held in others’ names of each company are rounded down to the nearest 100 shares.

2. Directors and Senior Management

The changes in Directors and Senior Management from the date of the filing of the annual securities report for the previous fiscal year until the fiscal third quarter ended December 31, 2021 are as follows.

(1) Executive Officers (who are not concurrently the members of the Board of Directors)

(i) Newly appointed as Managing Executive Officer

<As of October 1, 2021>

Name (Date of birth)	Current Positions and Biographies	Term	Number of Shares Owned (1,000 shares)
Managing Executive Officer

Shinji Aoyama	Joined Honda Motor Co., Ltd. in April 1986	*1	35

(December 25, 1963)	Operating Officer, appointed in April 2012

	Chief Officer for Motorcycle Operations, appointed in April 2013

	Operating Officer and Director, appointed in June 2013

	Chief Officer for Regional Operations (Asia & Oceania), appointed in April 2017

	President and Director of Asian Honda Motor Co., Ltd., appointed in April 2017

	Operating Officer of the Company (resigned from position as Director), appointed in June 2017

	Managing Officer, appointed in April 2018

	Vice Chief Officer for Regional Operations (North America), appointed in April 2018

	Senior Executive Vice President, Chief Operating Officer and Director of Honda North America, Inc., appointed in April 2018

	Senior Executive Vice President, Chief Operating Officer and Director of American Honda Motor Co., Inc., appointed in April 2018

	President, Chief Operating Officer and Director of Honda North America, Inc., appointed in November 2018

	President, Chief Operating Officer and Director of American Honda Motor Co., Inc., appointed in November 2018

	Chief Officer for Regional Operations (North America) of the Company, appointed in April 2019

	President, Chief Executive Officer and Director of Honda North America, Inc., appointed in April 2019

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in April 2019

	In Charge of Electrification of the Company, appointed in July 2021 (presently held)

	Managing Executive Officer, appointed in October 2021 (presently held)

*1

The term of office of an Executive Officer is from the assumption of office until at the close of the first Board of Director’s meeting held after the ordinary general meeting of shareholders of the fiscal year ending March 31, 2022.

(ii) Resigned from Managing Executive Officer

<As of October 1, 2021>

Name	Previous Positions
Noriya Kaihara	Managing Executive Officer

Chief Officer for Customer First Operations

Risk Management Officer

(iii) Changes

<As of October 1, 2021>

Name	Previous Positions	New Positions
Noriaki Abe	Managing Executive Officer	Managing Executive Officer

	Chief Officer for Regional Operations (Japan)	Chief Officer for Regional Operations (Japan)

	Chief Officer for Traffic Safety Promotion Operations	Chief Officer for Traffic Safety Promotion Operations

Risk Management Officer

(2) Number of Directors and Senior Management by gender and female ratio after changes

13 males 2 females (female ratio of 13%).

Section 4. Financial Information

1. Basis of preparation of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) by applying the provisions of Article 93 of the Regulations on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Order No. 64 of 2007, “Regulations on Quarterly Consolidated Financial Statements”), since the Company meets the requirements of a specified company complying with designated international accounting standards as set forth in Article 1-2 of the Regulations.

1.	Condensed Consolidated Interim Financial Statements

(1)	Condensed Consolidated Interim Statements of Financial Position

		Yen (millions)
Assets	Note	March 31, 2021	December 31, 2021
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,758,020	¥2,690,451
Trade receivables		801,814	716,296
Receivables from financial services		1,794,654	1,613,208
Other financial assets		295,307	407,358
Inventories		1,545,600	1,799,424
Other current assets		383,696	368,076

Total current assets		7,579,091	7,594,813

Non-current assets:
Investments accounted for using the equity method		891,002	902,008
Receivables from financial services		3,619,896	3,674,233
Other financial assets		628,533	765,484
Equipment on operating leases	6	4,919,916	5,075,682
Property, plant and equipment	7	3,021,514	2,971,461
Intangible assets		818,763	822,570
Deferred tax assets		99,552	100,540
Other non-current assets		342,763	342,988

Total non-current assets		14,341,939	14,654,966

Total assets		¥21,921,030	¥22,249,779

		Yen (millions)
Liabilities and Equity	Note	March 31, 2021	December 31, 2021
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,088,061	¥1,033,941
Financing liabilities		3,005,624	3,103,481
Accrued expenses		415,106	297,558
Other financial liabilities		182,145	149,109
Income taxes payable		47,793	55,632
Provisions	8	362,151	262,373
Other current liabilities		614,577	616,044

Total current liabilities		5,715,457	5,518,138

Non-current liabilities:
Financing liabilities		4,715,361	4,486,260
Other financial liabilities		280,809	279,399
Retirement benefit liabilities		358,532	362,516
Provisions	8	278,890	252,876
Deferred tax liabilities		842,001	942,801
Other non-current liabilities		357,141	371,472

Total non-current liabilities		6,832,734	6,695,324

Total liabilities		12,548,191	12,213,462

Equity:
Common stock		86,067	86,067
Capital surplus		172,049	185,554
Treasury stock		(273,786)	(328,443)
Retained earnings		8,901,266	9,294,994
Other components of equity		196,710	532,690

Equity attributable to owners of the parent		9,082,306	9,770,862
Non-controlling interests		290,533	265,455

Total equity		9,372,839	10,036,317

Total liabilities and equity		¥21,921,030	¥22,249,779

See accompanying notes to condensed consolidated interim financial statements.

(2)	Condensed Consolidated Interim Statements of Income and Condensed Consolidated Interim Statements of Comprehensive Income

For the nine months ended December 31, 2020 and 2021

Condensed Consolidated Interim Statements of Income

		Yen (millions)
	Note	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
		unaudited	unaudited
Sales revenue	9	¥9,546,713	¥10,677,013

Operating costs and expenses:
Cost of sales		(7,594,521)	(8,486,750)
Selling, general and administrative		(1,004,211)	(955,247)
Research and development		(500,981)	(563,371)

Total operating costs and expenses		(9,099,713)	(10,005,368)

Operating profit		447,000	671,645

Share of profit of investments accounted for using the equity method	5	204,570	157,034

Finance income and finance costs:
Interest income		13,572	18,737
Interest expense		(8,563)	(9,669)
Other, net		2,128	7,491

Total finance income and finance costs		7,137	16,559

Profit before income taxes		658,707	845,238

Income tax expense		(186,809)	(229,035)

Profit for the period		¥471,898	¥616,203

Profit for the period attributable to:
Owners of the parent		444,102	582,169
Non-controlling interests		27,796	34,034

		Yen
		For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥257.21	¥337.92

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income

		Yen (millions)
	Note	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
		unaudited	unaudited
Profit for the period		¥471,898	¥616,203

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		64,000	78,760
Share of other comprehensive income of investments accounted for using the equity method		613	113
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		127	(97)
Exchange differences on translating foreign operations		(114,008)	219,152
Share of other comprehensive income of investments accounted for using the equity method		5,772	43,385

Total other comprehensive income, net of tax		(43,496)	341,313

Comprehensive income for the period		¥428,402	¥957,516

Comprehensive income for the period attributable to:
Owners of the parent		394,202	918,110
Non-controlling interests		34,200	39,406

See accompanying notes to condensed consolidated interim financial statements.

For the three months ended December 31, 2020 and 2021

Condensed Consolidated Interim Statements of Income

		Yen (millions)
	Note	For the three months ended December 31, 2020	For the three months ended December 31, 2021
		unaudited	unaudited
Sales revenue	9	¥3,771,569	¥3,688,785

Operating costs and expenses:
Cost of sales		(2,940,964)	(2,924,975)
Selling, general and administrative		(381,019)	(329,644)
Research and development		(171,851)	(204,717)

Total operating costs and expenses		(3,493,834)	(3,459,336)

Operating profit		277,735	229,449

Share of profit of investments accounted for using the equity method		102,274	49,788

Finance income and finance costs:
Interest income		4,695	7,657
Interest expense		(2,014)	(3,241)
Other, net		3,733	1,189

Total finance income and finance costs		6,414	5,605

Profit before income taxes		386,423	284,842

Income tax expense		(87,094)	(77,240)

Profit for the period		¥299,329	¥207,602

Profit for the period attributable to:
Owners of the parent		284,051	192,960
Non-controlling interests		15,278	14,642

		Yen
		For the three months ended December 31, 2020	For the three months ended December 31, 2021
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥164.51	¥112.42

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income

		Yen (millions)
	Note	For the three months ended December 31, 2020	For the three months ended December 31, 2021
		unaudited	unaudited
Profit for the period		¥299,329	¥207,602

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		45,754	20,742
Share of other comprehensive income of investments accounted for using the equity method		1,040	(1,207)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		13	(79)
Exchange differences on translating foreign operations		(36,418)	182,103
Share of other comprehensive income of investments accounted for using the equity method		5,297	16,709

Total other comprehensive income, net of tax		15,686	218,268

Comprehensive income for the period		¥315,015	¥425,870

Comprehensive income for the period attributable to:
Owners of the parent		296,866	403,390
Non-controlling interests		18,149	22,480

See accompanying notes to condensed consolidated interim financial statements.

(3)	Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended December 31, 2020

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2020 (unaudited)		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the period
Profit for the period					444,102		444,102	27,796	471,898
Other comprehensive income, net of tax						(49,900)	(49,900)	6,404	(43,496)

Total comprehensive income for the period					444,102	(49,900)	394,202	34,200	428,402
Reclassification to retained earnings					353	(353)	—		—
Transactions with owners and other
Dividends paid	13				(100,181)		(100,181)	(40,766)	(140,947)
Purchases of treasury stock				(4)			(4)		(4)
Disposal of treasury stock				124			124		124
Share-based payment transactions			203				203		203
Equity transactions and others								2,251	2,251

Total transactions with owners and other			203	120	(100,181)		(99,858)	(38,515)	(138,373)

Balance as of December 31, 2020 (unaudited)		¥86,067	¥172,026	¥(273,820)	¥8,487,222	¥(164,892)	¥8,306,603	¥269,449	¥8,576,052

For the nine months ended December 31, 2021

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2021 (unaudited)		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the period
Profit for the period					582,169		582,169	34,034	616,203
Other comprehensive income, net of tax						335,941	335,941	5,372	341,313

Total comprehensive income for the period					582,169	335,941	918,110	39,406	957,516
Reclassification to retained earnings					(39)	39	—		—
Transactions with owners and other
Dividends paid	13				(188,402)		(188,402)	(43,148)	(231,550)
Purchases of treasury stock				(62,756)			(62,756)		(62,756)
Disposal of treasury stock				442			442		442
Share-based payment transactions			(174)				(174)		(174)
Equity transactions and others			13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other			13,505	(54,657)	(188,402)		(229,554)	(64,484)	(294,038)

Balance as of December 31, 2021 (unaudited)		¥86,067	¥185,554	¥(328,443)	¥9,294,994	¥532,690	¥9,770,862	¥265,455	¥10,036,317

See accompanying notes to condensed consolidated interim financial statements.

(4)	Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended December 31, 2020 and 2021

		Yen (millions)
	Note	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥658,707	¥845,238
Depreciation, amortization and impairment losses excluding equipment on operating leases		444,545	457,989
Share of profit of investments accounted for using the equity method		(204,570)	(157,034)
Finance income and finance costs, net		52,741	(42,769)
Interest income and interest costs from financial services, net		(99,425)	(119,818)
Changes in assets and liabilities
Trade receivables		6,927	100,704
Inventories		88,067	(200,804)
Trade payables		78,928	(58,880)
Accrued expenses		(72,394)	(136,753)
Provisions and retirement benefit liabilities		86,077	(131,115)
Receivables from financial services		(11,553)	321,333
Equipment on operating leases		(118,989)	620
Other assets and liabilities		(151,391)	(35,454)
Other, net		(608)	(7,053)
Dividends received		119,642	110,049
Interest received		177,097	179,173
Interest paid		(83,502)	(69,296)
Income taxes paid, net of refunds		(144,107)	(108,326)

Net cash provided by operating activities		826,192	947,804

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(227,151)	(198,762)
Payments for additions to and internally developed intangible assets		(165,830)	(126,575)
Proceeds from sales of property, plant and equipment and intangible assets		4,680	16,057
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		2,230	—
Payments for acquisitions of investments accounted for using the equity method		(110,747)	—
Proceeds from sales of investments accounted for using the equity method		10,376	—
Payments for acquisitions of other financial assets		(311,873)	(409,524)
Proceeds from sales and redemptions of other financial assets		134,639	337,025

Net cash used in investing activities		(663,676)	(381,779)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		6,992,681	5,863,983
Repayments of short-term financing liabilities		(6,781,179)	(6,106,635)
Proceeds from long-term financing liabilities		1,356,619	1,229,804
Repayments of long-term financing liabilities		(1,304,276)	(1,328,446)
Dividends paid to owners of the parent		(100,181)	(188,402)
Dividends paid to non-controlling interests		(34,134)	(41,722)
Purchases and sales of treasury stock, net		120	(62,314)
Repayments of lease liabilities		(47,584)	(58,406)
Other, net		(555)	—

Net cash provided by (used in) financing activities		81,511	(692,138)

Effect of exchange rate changes on cash and cash equivalents		(43,091)	58,544

Net change in cash and cash equivalents		200,936	(67,569)

Cash and cash equivalents at beginning of year		2,672,353	2,758,020

Cash and cash equivalents at end of period		¥2,873,289	¥2,690,451

See accompanying notes to condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2021, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2021.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2021.

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the nine months ended December 31, 2020 and 2021 is as follows:

As of and for the nine months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,258,173	¥6,207,728	¥1,853,641	¥227,171	¥9,546,713	¥—	¥9,546,713
Intersegment	—	153,209	9,520	14,270	176,999	(176,999)	—

Total	1,258,173	6,360,937	1,863,161	241,441	9,723,712	(176,999)	9,546,713

Segment profit (loss)	¥152,379	¥52,624	¥250,581	¥(8,584)	¥447,000	¥—	¥447,000

Segment assets	¥1,382,083	¥8,061,407	¥10,280,529	¥360,515	¥20,084,534	¥695,669	¥20,780,203
Depreciation and amortization	50,324	378,524	617,238	11,484	1,057,570	—	1,057,570
Capital expenditures	28,358	348,446	1,485,375	7,004	1,869,183	—	1,869,183

As of and for the nine months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,602,096	¥6,668,657	¥2,114,335	¥291,925	¥10,677,013	¥—	¥10,677,013
Intersegment	—	155,020	2,124	17,041	174,185	(174,185)	—

Total	1,602,096	6,823,677	2,116,459	308,966	10,851,198	(174,185)	10,677,013

Segment profit (loss)	¥232,395	¥188,547	¥258,149	¥(7,446)	¥671,645	¥—	¥671,645

Segment assets	¥1,465,871	¥8,795,380	¥10,914,940	¥385,776	¥21,561,967	¥687,812	¥22,249,779
Depreciation and amortization	49,127	381,128	661,252	12,728	1,104,235	—	1,104,235
Capital expenditures	30,189	287,082	1,639,003	10,501	1,966,775	—	1,966,775

Segment information for the three months ended December 31, 2020 and 2021 is as follows:

For the three months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥490,857	¥2,585,190	¥614,549	¥80,973	¥3,771,569	¥—	¥3,771,569
Intersegment	—	52,925	3,097	5,434	61,456	(61,456)	—

Total	490,857	2,638,115	617,646	86,407	3,833,025	(61,456)	3,771,569

Segment profit (loss)	¥72,715	¥123,127	¥85,715	¥(3,822)	¥277,735	¥—	¥277,735

For the three months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥578,366	¥2,333,388	¥671,777	¥105,254	¥3,688,785	¥—	¥3,688,785
Intersegment	—	55,365	834	6,008	62,207	(62,207)	—

Total	578,366	2,388,753	672,611	111,262	3,750,992	(62,207)	3,688,785

Segment profit (loss)	¥84,258	¥71,443	¥81,335	¥(7,587)	¥229,449	¥—	¥229,449

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2020 and 2021 amounted to ¥931,069 million and ¥847,711 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,559,844	¥5,200,322	¥350,963	¥2,124,773	¥310,811	¥9,546,713	¥—	¥9,546,713
Inter-geographic areas	1,189,865	270,594	121,711	329,638	4,509	1,916,317	(1,916,317)	—

Total	2,749,709	5,470,916	472,674	2,454,411	315,320	11,463,030	(1,916,317)	9,546,713

Operating profit (loss)	¥(31,386)	¥269,236	¥18,352	¥170,069	¥421	¥426,692	¥20,308	¥447,000

Assets	¥5,048,475	¥11,271,264	¥666,494	¥2,996,726	¥484,914	¥20,467,873	¥312,330	¥20,780,203
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,038,243	¥4,637,887	¥58,660	¥643,185	¥114,368	¥8,492,343	¥—	¥8,492,343
As of and for the nine months ended December 31, 2021
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,713,992	¥5,681,155	¥440,255	¥2,400,719	¥440,892	¥10,677,013	¥—	¥10,677,013
Inter-geographic areas	1,506,703	341,172	89,067	491,398	7,479	2,435,819	(2,435,819)	—

Total	3,220,695	6,022,327	529,322	2,892,117	448,371	13,112,832	(2,435,819)	10,677,013

Operating profit (loss)	¥26,663	¥414,075	¥17,764	¥232,250	¥18,642	¥709,394	¥(37,749)	¥671,645

Assets	¥5,250,120	¥12,310,903	¥553,219	¥3,491,191	¥505,794	¥22,111,227	¥138,552	¥22,249,779
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,006,685	¥5,196,501	¥55,887	¥667,201	¥133,948	¥9,060,222	¥—	¥9,060,222
For the three months ended December 31, 2020
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥559,587	¥2,068,582	¥114,672	¥892,829	¥135,899	¥3,771,569	¥—	¥3,771,569
Inter-geographic areas	518,693	99,268	58,881	136,149	1,887	814,878	(814,878)	—

Total	1,078,280	2,167,850	173,553	1,028,978	137,786	4,586,447	(814,878)	3,771,569

Operating profit (loss)	¥43,691	¥149,920	¥7,114	¥79,132	¥(1,653)	¥278,204	¥(469)	¥277,735

For the three months ended December 31, 2021
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥607,190	¥1,849,299	¥122,244	¥949,803	¥160,249	¥3,688,785	¥—	¥3,688,785
Inter-geographic areas	514,470	104,766	8,779	181,501	2,340	811,856	(811,856)	—

Total	1,121,660	1,954,065	131,023	1,131,304	162,589	4,500,641	(811,856)	3,688,785

Operating profit (loss)	¥11,614	¥134,619	¥4,897	¥98,383	¥1,575	¥251,088	¥(21,639)	¥229,449

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2020 and 2021 amounted to ¥931,069 million and ¥847,711 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Reversal of impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2020, upon the successful completion of the tender offers targeting our former affiliates which were Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”), the Company recognized reversal of impairment losses of ¥56,849 million which had been previously recognized on the investments in certain Target Companies accounted for using the equity method, based on quoted market values which had increased since the announcement of the tender offers. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated interim statement of income. For the nine months ended December 31, 2021, the Company did not recognize any significant reversal of impairment losses.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the nine months ended December 31, 2020 and 2021 are ¥1,482,193 million and ¥1,636,938 million, respectively.

The sales or disposals of equipment on operating leases for the nine months ended December 31, 2020 and 2021 are ¥764,146 million and ¥976,175 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the nine months ended December 31, 2020 and 2021 are ¥251,576 million and ¥242,976 million, respectively.

The sales or disposals of property, plant and equipment for the nine months ended December 31, 2020 and 2021 are ¥29,340 million and ¥21,982 million, respectively.

(8) Provisions

The components of and changes in provisions for the nine months ended December 31, 2021 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2021	¥481,023	¥160,018	¥641,041

Provision	¥85,742	¥4,947	¥90,689
Write-offs	(135,208)	(77,107)	(212,315)
Reversal	(14,406)	(1,600)	(16,006)
Exchange differences on translating foreign operations	8,786	3,054	11,840

Balance as of December 31, 2021	¥425,937	¥89,312	¥515,249

Current liabilities and non-current liabilities of provisions as of March 31, 2021 and December 31, 2021 are as follows:

	Yen (millions)
	As of March 31, 2021	As of December 31, 2021
Current liabilities	¥362,151	¥262,373
Non-current liabilities	278,890	252,876

Total	¥641,041	¥515,249

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

(9) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the nine months ended December 31, 2020 and 2021 are as follows:

For the nine months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥63,671	¥936,043	¥91,615	¥41,826	¥1,133,155
North America	143,742	3,408,131	778,483	98,425	4,428,781
Europe	93,641	213,196	—	39,724	346,561
Asia	802,575	1,472,728	1	34,844	2,310,148
Other Regions	152,863	167,147	—	12,079	332,089

Total	¥1,256,492	¥6,197,245	¥870,099	¥226,898	¥8,550,734

Revenue arising from the other sources*	1,681	10,483	983,542	273	995,979

Total	¥1,258,173	¥6,207,728	¥1,853,641	¥227,171	¥9,546,713

For the nine months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥78,716	¥964,125	¥100,930	¥56,945	¥1,200,716
North America	176,848	3,610,940	970,204	117,671	4,875,663
Europe	149,675	238,051	—	51,988	439,714
Asia	942,846	1,636,675	30	47,379	2,626,930
Other Regions	252,477	212,109	—	17,807	482,393

Total	¥1,600,562	¥6,661,900	¥1,071,164	¥291,790	¥9,625,416

Revenue arising from the other sources*	1,534	6,757	1,043,171	135	1,051,597

Total	¥1,602,096	¥6,668,657	¥2,114,335	¥291,925	¥10,677,013

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

For the three months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥19,699	¥334,622	¥30,291	¥17,483	¥402,095
North America	48,628	1,478,347	257,062	32,093	1,816,130
Europe	22,540	76,339	—	14,022	112,901
Asia	335,336	621,458	—	12,376	969,170
Other Regions	64,525	72,275	—	4,851	141,651

Total	¥490,728	¥2,583,041	¥287,353	¥80,825	¥3,441,947

Revenue arising from the other sources*	129	2,149	327,196	148	329,622

Total	¥490,857	¥2,585,190	¥614,549	¥80,973	¥3,771,569

For the three months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥24,897	¥341,810	¥35,397	¥22,562	¥424,666
North America	62,516	1,192,577	288,582	38,607	1,582,282
Europe	36,689	66,695	—	17,545	120,929
Asia	363,817	652,468	17	19,735	1,036,037
Other Regions	89,278	77,448	—	6,772	173,498

Total	¥577,197	¥2,330,998	¥323,996	¥105,221	¥3,337,412

Revenue arising from the other sources*	1,169	2,390	347,781	33	351,373

Total	¥578,366	¥2,333,388	¥671,777	¥105,254	¥3,688,785

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

(10) Fair Value

   (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

   (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

   (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

   (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

   (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

   (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

   (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

   (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

   (c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2021 consist of the following:

	Yen (millions)
As of March 31, 2021	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥43,782	¥—	¥43,782
Interest rate instruments	—	60,367	—	60,367
Other	—	—	4,829	4,829

Total	—	104,149	4,829	108,978

Debt securities	26,570	36,439	5,314	68,323
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,134	—	10,134
Equity securities	234,155	—	110,050	344,205

Total	¥260,725	¥150,722	¥120,193	¥531,640

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥17,343	¥—	¥17,343
Interest rate instruments	—	64,913	—	64,913

Total	—	82,256	—	82,256

Total	¥—	¥82,256	¥—	¥82,256

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2021.

	Yen (millions)
As of December 31, 2021	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥27,718	¥—	¥27,718
Interest rate instruments	—	59,913	—	59,913
Other	—	—	4,607	4,607

Total	—	87,631	4,607	92,238

Debt securities	41,997	54,842	4,372	101,211
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	17,627	—	17,627
Equity securities	352,746	—	119,017	471,763

Total	¥394,743	¥160,100	¥127,996	¥682,839

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥28,128	¥—	¥28,128
Interest rate instruments	—	35,695	—	35,695

Total	—	63,823	—	63,823

Total	¥—	¥63,823	¥—	¥63,823

There were no transfers between Level 1 and Level 2 for the nine months ended December 31, 2021.

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the nine months ended December 31, 2021.

   (d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2021 and December 31, 2021 are as follows:

	Yen (millions)
	As of March 31, 2021		As of December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,414,550	¥5,488,065	¥5,287,441	¥5,338,370
Debt securities	173,302	173,302	214,237	214,237
Financing liabilities	7,720,985	7,809,379	7,589,741	7,631,960

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(11) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the nine months ended December 31, 2020 and 2021 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the nine months ended December 31, 2020 and 2021.

	2020	2021
Profit for the period attributable to owners of the parent (millions of yen)	¥444,102	¥582,169
Weighted average number of common shares outstanding, basic (shares)	1,726,634,998	1,722,778,664
Basic earnings per share attributable to owners of the parent (yen)	¥257.21	¥337.92

Earnings per share attributable to owners of the parent for the three months ended December 31, 2020 and 2021 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended December 31, 2020 and 2021.

	2020	2021
Profit for the period attributable to owners of the parent (millions of yen)	¥284,051	¥192,960
Weighted average number of common shares outstanding, basic (shares)	1,726,645,596	1,716,433,911
Basic earnings per share attributable to owners of the parent (yen)	¥164.51	¥112.42

(13) Dividend

Dividend payout

For the nine months ended December 31, 2020

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

Resolution	The Board of Directors Meeting on November 6, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	32,818
Dividend per share (yen)	19.00
Record date	September 30, 2020
Effective date	December 2, 2020

For the nine months ended December 31, 2021

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

Resolution	The Board of Directors Meeting on November 5, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	95,130
Dividend per share (yen)	55.00
Record date	September 30, 2021
Effective date	December 1, 2021

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Senior Managing Executive Officer and Chief Financial Officer on February 10, 2022.

2. Other

(1)

The Company resolved at its board of directors meeting held on November 5, 2021 to pay interim dividends to the shareholders and registered pledgees of shares entered or registered in the final shareholders register as of September 30, 2021 as follows.

Total interim dividends (Millions of yen)	95,130
Interim dividend per share (Yen)	55.00

(2)	There are no matters to be noted.

Part II. Information on Guarantors

Not applicable.